Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Appoints New Independent Director

Jinjiang, Fujian Province, China, January 8, 2014–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that the board of directors has appointed Mr. Jianwei Liu as an independent director and as a member of the audit, compensation and nominating committees.

In addition, independent board director Ms. Cheng Davis has decided to remain on the board of directors until the Company’s next annual meeting which is expected to occur in May of 2014. The Company’s board of directors is now comprised of seven members, the majority of whom are independent directors. As a result, the Company believes that it has returned to full compliance with Nasdaq listing requirements as set forth in Nasdaq Listing Rule 5605. Finally, the board has appointed Chief Executive Officer Mr. Jaidong Huang as its new Chairman.

“We warmly welcome Jianwei Liu to the board of China Ceramics as an independent director. We are confident that he will make a positive contribution to the company due to his deep experience in the capital markets as well as his knowledge of the company,” said Mr. Jiadong Huang, CEO of China Ceramics. “We continue to place a high value in our adherence to corporate, disclosure and regulatory best practices.”

Mr. Jianwei Liu is currently a portfolio manager with China-based Bosera Asset Management Co., Ltd. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters. Mr. Liu has substantial experience in investment management, corporate law and commercial banking as well as extensive knowledge of companies listed in Hong Kong, the US and the global markets. He has a network of relationships with companies in various industries, investors and sell side research firms. In addition, Mr. Liu has worked extensively with both the retail and institutional investor communities and has experience in international acquisitions.

Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with China Ceramics, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

5

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

###

6